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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CREATIVE INVESTOR SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 BURRITTS LANDING
                              (No. and Street)

WESTPORT   CT   06880
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                    203-227-4897
WINSTON ALLEN   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN T HILL PC
                        (Name – if individual, state last, first, middle name)

5 EVERSLEY AVENUE SUITE #206 NORWALK CT 06851
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __WINSTON ALLEN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STEPHEN T HILL PC__ , as of __DECEMBER 31__, 20 __04__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

MY COMMISSION EXPIRES 9/30/08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CREATIVE INVESTOR SERVICES, INC

TABLE OF CONTENTS

DECEMBER 31, 2004

Stephen T. Hill, P.C.
Certified Public Accountant
5 Eversley Avenue, Suite # 206
Norwalk, CT 06851

Telephone: (203) 838-5025
Facsimile: (203) 855-9418

Independent Auditor's Report

To the Board of Directors
Creative Investor Services, Inc
4 Burritts Landing
Westport, CT 06880

   I have audited the accompanying balance sheet of
Creative Investor Services, Inc (an S Corporation) as of
December 31, 2004, and the related statements of income and
retained earnings and cash flows for the year then ended.
These financial statements are the responsibility of the
company's management. My responsibility is to express an
opinion on these financial statements based on my audit.
   I conducted my audit in accordance with generally
accepted auditing standards. Those standards require that I
plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a
reasonable basis for my opinion.
   In my opinion, the financial statements referred to
above present fairly, in all material respects, the financial
position of Creative Investor Services, Inc at December 31,
2004, and the results of its operations and its cash flows
for the year then ended in conformity with generally accepted
accounting principles.
   The company, with the consent of its shareholders, has
elected under the Internal Revenue Code to be an S
Corporation. In lieu of corporation income taxes, the
shareholders of an S Corporation are taxed on their share of
the company's taxable income. Therefore, no provision or
liability for Federal Income Taxes has been included in these
financial statements.
   My audit was made for the purpose of forming an opinion
on the financial statements of the company taken as a whole.
The accompanying Focus Report-PartIIA-Form X-17A-5 is
presented for purposes of additional analysis and is not a
required part of the financial statements. Such information
has been subjected to the auditing porcedures applied in the
audit of the financial statements and, in my opinion, is
fairly stated, in all material respects, in relation to the
financial statements taken as a whole.

February 23, 2005

CREATIVE INVESTOR SERVICES, INC

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current Assets
  Cash $ 9,275
    Total Current Assets $ 9,275

Property & Equipment
  Fixtures & Equipment   18,132
  Accumulated Depreciation   <18,132>
    Net Property & Equipment   -0-

Total Assets $ 9,275
                                          ========

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities
  None $ -0-
    Total Current Liabilities $ -0-

Long-Term Liabilities
  Loan from Shareholder   1,000
    Total Long-Term Liabilities   1,000

    Total Liabilities   1,000

Stockholder's Equity
  Common Stock   1,000
  Paid In Capital   32,950
  Retained Earnings   <25,675>
    Total Stockholder's Equity   8,275

Total Liabilities &
  Stockholder's Equity $ 9,275
                                          ========

The accompanying notes are an integral part of
these financial statements.

-2-

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2004

Income
Commissions	$ 2,555	
Total Income		$ 2,555

Expenses
Permits and Licenses	75	
Legal and Accounting	1,860	
Office Expense	206	
Bank Charges	300	
NASD Fees	980	
Total Expenses		3,421

Net Income <Loss> from Operations   < 866>

Other Income <Expense>
Interest Income	406	
Total Other Income <Expense>		406

Net Income <Loss> for Period before
Provision for Income Taxes   < 460>

Provision for Income Taxes
Connecticut	300	
Total Provision for Income Taxes		300

Net Income <Loss> for Period   < 760>

Retained Earnings - Beginning of Period   <24,915>

Retained Earnings - End of Period $ <25,675>
=========

The accompanying notes are an integral part
of these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash Flow Provided from Operating Activities:

Net Income <Loss> for Period	$ < 760>	
Net Cash Provided from Operating Activities		$ < 760>

Cash Flow Provided from Investing Activities:

None	-0-	
Net Cash Provided from Investing Activities		-0-

Cash Flows Provided from Financing Activities:

Increase in Loan from Shareholder	1,000	
Increase of Stockholder's Capital	500	
Net Cash Provided for Financing Activities		1,500
Net Increase <Decrease> in Cash		740
Cash Balance - Beginning of Year		8,535
Cash Balance - End of Year		$ 9,275

========

The accompanying notes are an integral part
of these financial statements

-4-

CREATIVE INVESTOR SERVICES, INC

Notes to Financial Statements

December 31, 2004

Note 1 - Organization

Creative Investor Services, Inc

Creative Investor Services, Inc (an S Corporation) was founded to perform investment services and to be compensated for such services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares their financial statements using the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. As of December 31, 2004 all property and equipment are fully depreciated.

Expenditures for maintenance and repairs are charged to expenses as incurred.

Note 3 - Cash and Cash Equivalents

The company defines all highly liquid investments with a maturity of three months or less when purchased as cash equivalents. At December 31, 2004 the carrying amount of combined cash book balances with financial institutions was $ 9,275 and the bank balance was $ 9,275.

Note 4 - Income Taxes

The financial statements do not include a provision or liability for Federal Income Taxes because the Stockholder is taxed individually on S Corporation Earnings.

Supplemental

Information

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

3/89

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a–5(a) [16]   2) Rule 17a–5(b) [17]   3) Rule 17a–11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

CREATIVE INVESTOR SERVICES INC [13]

SEC FILE NO. [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
10/01/04 [24]

AND ENDING (MM/DD/YY)
12/31/04 [25]

[21] [22] [23]

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [40]   NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 19 _____

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*	N 3				100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) _12/31/04_ | 99

SEC FILE NO. _____ | 98

ASSETS

Consolidated | | 198
Unconsolidated | | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 9275	200			$ 9275	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ _____ 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ _____ 150						
	B. Other securities $ _____ 160		470		640		890
7.	Secured demand notes:						
	market value of collateral:						
	A. Exempted securities $ _____ 170						
	B. Other securities $ _____ 180						
8.	Memberships in exchanges:						
	A. Owned, at market $ _____ 190						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 9275	540	$	740	$ 9275	940

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CREATIVE INVESTOR SERVICES	as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] [13]$	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other [10]	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1510]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] [12]	[1390] [14]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	1000 [1220]	[1440]	1000 [1750]
20. TOTAL LIABILITIES	$ 1000 [1230]	$ [1450]	$ 1000 [1760]

Ownership Equity

21. Sole proprietorship	[15]$	[1770]
22. Partnership (limited partners [11] $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	1000	[1792]
C. Additional paid-in capital	32950	[1793]
D. Retained earnings	(25675)	[1794]
E. Total	8275	[1795]
F. Less capital stock in treasury	[16]( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 8275	[1800]

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*	as of _12/31/04_

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.......................... $ _8275_ | 3480
2. Deduct ownership equity not allowable for Net Capital .... 19 ( ) | 3490
3. Total ownership equity qualified for Net Capital .... _8275_ | 3500
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................. _100 0_ | 3520
   - B. Other (deductions) or allowable credits (List)............................... | 3525
5. Total capital and allowable subordinated liabilities. .... $ _9275_ | 3530
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ [ ] 3540
   - B. Secured demand note deficiency....................................... [ ] 3590
   - C. Commodity futures contracts and spot commodities-
     proprietary capital charges....................................... [ ] 3600
   - D. Other deductions and/or charges...................................... [ ] 3610 ( ) | 3620
7. Other additions and/or allowable credits (List)................................ | 3630
8. Net capital before haircuts on securities positions .... 20 $ _9275_ | 3640
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   - A. Contractual securities commitments................................. $ [ ] 3660
   - B. Subordinated securities borrowings.................................. [ ] 3670
   - C. Trading and investment securities:
     1. Exempted securities............................... 18 [ ] 3735
     2. Debt securities................................... [ ] 3733
     3. Options .... [ ] 3730
     4. Other securities .... [ ] 3734
   - D. Undue Concentration .... [ ] 3650
   - E. Other (List)....................... _2%_ [ ] 3736 (_186_) | 3740
10. Net Capital .... $ _9089_ | 3750

OMIT PENNIES

464

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*	as of *12/31/04*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ _____ | 375 |

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement

    of subsidiaries computed in accordance with Note (A) .... $ *5000* | 375 |

13. Net capital requirement (greater of line 11 or 12) .... $ *5000* | 376 |

14. Excess net capital (line 10 less 13) .... $ *4089* | 377 |

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... 22 $ _____ | 378 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ *1000* | 379 |

17. Add:

    A. Drafts for immediate credit .... 21 $ _____ | 3800 |

    B. Market value of securities borrowed for which no equivalent

        value is paid or credited .... $ _____ | 3810 |

    C. Other unrecorded amounts (List) .... $ _____ | 3820 | $ _____ | 383 |

19. Total aggregate indebtedness .... $ *1000* | 384 |

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % *11* | 385 |

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % _____ | 386 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule

    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers

    and consolidated subsidiaries' debits .... $ _____ | 387 |

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital

    requirement of subsidiaries computed in accordance with Note (A) .... 23 $ *5000* | 388 |

24. Net capital requirement (greater of line 22 or 23) .... $ *5000* | 376 |

25. Excess net capital (line 10 less 24) .... $ *4089* | 391 |

26. Net capital in excess of:

    5% of combined aggregate debit items or $120,000 .... $ *8810* | 392 |

OMIT PENN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement

    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note

    covered by subordination agreements not in satisfactory form and the market values of memberships in

    exchanges contributed for use of company (contra to item 1740) and partners' securities which were

    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material

    non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*

For the period (MMDDYY) from ☷₂₄ *10/01/04* |3932| to *12/31/04* |3933|

Number of months included in this statement   *3* |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange . . . . $ |3935|
   b. Commissions on listed option transactions . . . . ☷₂₅ |3938|
   c. All other securities commissions . . . . |3939|
   d. Total securities commissions . . . . |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange . . . . |3945|
   b. From all other trading . . . . |3949|
   c. Total gain (loss) . . . . |3950|
3. Gains or losses on firm securities investment accounts . . . . |3952|
4. Profit (loss) from underwriting and selling groups . . . . ☷₂₄ |3955|
5. Revenue from sale of investment company shares . . . . ✓ |3970|
6. Commodities revenue . . . . |3990|
7. Fees for account supervision, investment advisory and administrative services . . . . |3975|
8. Other revenue . . . . *545* |3995|
9. Total revenue . . . . $ *545* |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers . . . . $ |4120|
11. Other employee compensation and benefits . . . . ☷₂₇ |4115|
12. Commissions paid to other broker-dealers . . . . |4140|
13. Interest expense . . . . |4075|
    a. Includes interest on accounts subject to subordination agreements . . . . |4070|
14. Regulatory fees and expenses . . . . |4195|
15. Other expenses . . . . *785* |4100|
16. Total expenses . . . . $ *785* |4200|

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) . . . . $ *(240)* |4210|
18. Provision for Federal income taxes (for parent only) . . . . ☷₂₈ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above . . . . |4222|
    a. After Federal income taxes of . . . . |4238|
20. Extraordinary gains (losses) . . . . |4224|
    a. After Federal income taxes of . . . . |4239|
21. Cumulative effect of changes in accounting principles . . . . |4225|
22. Net income (loss) after Federal income taxes and extraordinary items . . . . $ *(240)* |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items . . . . $ *(269)* |4211|

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*

For the period (MMDDYY) from _10/1/04_ to _12/31/04_

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ _8015_ | 424(
   - A. Net income (loss) .... _(240)_ | 425(
   - B. Additions (Includes non-conforming capital of .... $ _____ | 4262 |) _500_ | 426(
   - C. Deductions (Includes non-conforming capital of .... $ _____ | 4272 |) _____ | 427(

2. Balance, end of period (From item 1800) .... $ _8275_ | 4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ _1000_ | 4300
   - A. Increases .... _____ | 4310
   - B. Decreases .... _____ | 4320

4. Balance, end of period (From item 3520) .... $ _1000_ | 4330

OMIT PENNIES

CREATIVE INVESTOR SERVICES
CAPITAL WORKSHEET
2002 — 2005

	Initials	Date
Prepared By		
Approved By		

	PAID IN CAPITAL + COMMON STOCK	+/- AAA	+ UTI	- FIXED ASSETS + DEPOSITS	+/- YTD PROFIT/ (LOSS)	CAPITAL =@ 100%
			* 2002 *			
January	32450	−25 213	1417	−0−	− 146	8508
February	32450	−25 213	1417	−0−	− 608	8046
March	32450	−25 213	1417	−0−	442	8212
April	32450	−25 213	1417	−0−	− 16	8631
May	32450	−25 213	1417	−0−	− 198	8456
June	32450	−25 213	1417	−0−	− 107	8547
July	32450	−25 213	1417	−0−	436	9090
August	31 950	−25 213	1417	−0−	318	8472
Sept	31 950	−25 213	1417	−0−	352	8507
Oct.	31 950	−25 213	1417	−0−	696	8851
Nov.	31 950	−25 213	1417	−0−	472	8628
Dec	31 950	−25 213	1417	−0−	415	8569
			2003			
JAN	31 950	−24 799	1417	−0−	105	8673
FEB	31 950	−24 799	1417	−0−	− 346	8222
MAR	32 650	−24 799	1417	−0−	− 1024	8244
APR	32 650	−24 799	1417	−0−	− 669	8599
MAY	32 650	−24 799	1417	−0−	− 566	8702
JUNE	32 650	−24 799	1417	−0−	− 488	8780
JULY	33 150	−24 799	1417	−0−	−1070	8698
AUG	33 150	−24 799	1417	−0−	− 988	8781
SEPT	33 150	−24 799	1417	−0−	− 911	8857
OCT	33 150	−24 799	1417	−0−	− 880	8888
NOV	33 150	−24 799	1417	−0−	−1304	8464
DEC	33 450	−24 799	1417	−0−	−1533	8535
			(2004)			
JAN	33 450	−26 332	1417	−0−	55	8590
FEB	33 450	−26 332	1417	−0−	− 154	8381
MAR	33 450	−26 332	1417	−0−	− 428	8107
APR	33 450	−26 332	1417	−0−	− 155	8380
MAY	33 450	−26 332	1417	−0−	− 844	7691
JUNE	33 450	−26 332	1417	−0−	− 768	7767
JULY	33 450	−26 332	1417	−0−	− 400	8135
AUG	33 450	−26 332	1417	−0−	− 583	7952
SEP	33 450	−26 332	1417	−0−	− 520	8015
OCT	33 450	−26 332	1417	−0−	− 242	8293
NOV	33 450	−26 332	1417	−0−	− 492	8043
DEC	33 950	−26 332	1417	−0−	− 760	8275